UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For May 2018

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384 and into the Form F-3 Registration Statement File No. 333-211065.

Other Information

On May 8, 2018, Check-Cap Ltd. (the "Company"), issued a press release announcing that it has closed its previously announced underwritten public offering of 3,189,381 units (the “Units”), with each consisting of one share of the Company's ordinary shares, par value NIS 2.40 per share ("Ordinary Share"), and one Series C Warrant to purchase one Ordinary Share, at an offering price of $5.50 per Unit, and an aggregate of 450,909 pre-funded units, each consisting of one pre‑funded warrant to purchase one Ordinary Share and one Series C Warrant to purchase one Ordinary Share, at an offering price of $5.50 per pre-funded Unit. In addition, H.C. Wainwright & Co., LLC (the “Underwriter”), exercised its over-allotment option in full to purchase an additional 478,407 Ordinary Shares and Series C Warrants to purchase up to 478,407 Ordinary Shares. The Company received gross proceeds (before deducting underwriting discounts and commissions and other offering fees and expenses) of approximately $20.2 million from the offering and the exercise in full of the Underwriter’s over-allotment option to purchase additional Ordinary Shares and Series C Warrant.

A copy of the press release announcing the closing of the Offering is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Press release dated May 8, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Lior Torem
Name:	Lior Torem
Title:	Chief Financial Officer

Dated: May 8, 2018